

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 18, 2013

Via E-mail
Mr. Kenneth J. Yonika
Chief Financial Officer
Capital Group Holdings, Inc.
16624 North 90th Street, Suite 200
Scottsdale, AZ 85260

Re: **Capital Group Holdings, Inc.**
        Item 4.01 Form 8-K/A
        Filed October 15, 2013
        File No.   000-17064

Dear Mr. Yonika:

We have reviewed your filing and have the following comments.

Please respond to this letter within five business days by providing the requested information or by advising us when you will provide the requested response.   If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comments.

After reviewing the information you provide in response to our comments, we may have additional comments.

1.   We acknowledge your response to comment 3. Please amend your filing on or before October 23, 2013 to include, as Exhibit 16, an updated letter from your former accountants, Semple, Marchel and Cooper, LLP, as required by Item 304(a)(3) of Regulation S-K. Please ensure that your former accountants currently date their letter.

2.   As previously requested, please have a duly authorized officer of the company instead of your legal counsel provide a statement separately on EDGAR acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call Ibolya Ignat, Staff Accountant at (202) 551-3656.

Sincerely,

/s/ Andrew Mew

Andrew Mew
Accounting Branch Chief